Market Plus Notes Linked to the S&P 500® Index

Principal at Risk Securities

Free Writing Prospectus
Filed pursuant to Rule 433
Registration Statement No. 333-178081
June 25, 2013

Payoff Diagram for the Securities where a Knock-Out Event Has Not Occurred(1)	Payoff Diagram for the Securities where a Knock-Out Event Has Occurred(2)
	
(1) The Index Closing Value has not declined, as compared to the Initial Index Value, by more than 25.50% on any index business day during the Observation Period. * If, on any index business day during the Observation Period (including the Valuation Date), the Index Closing Value has decreased, as compared to the Initial Index Value, by more than 25.50%, a Knock-Out Event will have occurred.	(2) The Index Closing Value has declined, as compared to the Initial Index Value, by more than 25.50% on any index business day during the Observation Period.

$2,000
$1,800
$1,600
$1,400
$1,200
$1,000
$800
$600
$400
$200
$0
The Underlying Index
The Securities
$1,000 Payment at Contingent Minimum Return of 0%
Payment at Maturity on the Securities
-25.50%*
-20%
0%
20%
40%
60%
80%
Underlying Index Return

$2,000
$1,800
$1,600
$1,400
$1,200
$1,000
$800
$600
$400
$200
$0
The Underlying Index
The Securities
Payment at Maturity on the Securities
-100%
-80%
-60%
-40%
-20%
0%
20%
40%
60%
80%
Underlying Index Return

KEY TERMS

Issuer	Morgan Stanley
Underlying Index	S&P 500® Index
Contingent Minimum Return	0%
Payment at Maturity	**If a Knock-Out Event HAS NOT occurred during the Observation Period**, you will receive a cash payment at maturity per security equal to $1,000 *plus* a return equal to $1,000 *times* the greater of (i) the Contingent Minimum Return and (ii) the Underlying Index Return. **If a Knock-Out Event HAS occurred during the Observation Period**, you will receive a cash payment at maturity that will reflect the percentage appreciation or depreciation in the Index Closing Value on a 1 to 1 basis, calculated as follows: *$1,000 + ($1,000 x Underlying Index Return)*
Knock-Out Event	A Knock-Out Event occurs if, **on any index business day** during the Observation Period, the Index Closing Value has decreased, as compared to the Initial Index Value by **more than** the Knock-Out Buffer Amount (that is, such Index Closing Value is less than the Knock-Out Level).
Underlying Index Return	(Final Index Value – Initial Index Value) / Initial Index Value
Initial Index Value	The Index Closing Value on the Pricing Date
Knock-Out Buffer Amount	25.50%
Knock-Out Level	74.50% of the Initial Index Value
Final Index Value	The Index Closing Value on the Valuation Date
Observation Period	The period that includes each index business day on which a market disruption event does not occur from and including the first index business day immediately following the Pricing Day to and including the Valuation Date.
Monitoring	Closing Level
Valuation Date	December 26, 2014
Maturity Date	December 31, 2014
Listing	The securities will not be listed on any securities exchange
CUSIP / ISIN	61761JJJ9/ US61761JJJ97
Estimated value on the Pricing Date	Approximately $976.09 per security, or within $10.00 of that estimate. See "Additional Terms Specific To The Securities" in the accompanying preliminary terms

The securities are designed for investors who seek to participate in the appreciation of the S&P 500® Index on the Valuation Date and who anticipate that the Index Closing Value on the Valuation Date and throughout the approximately 18-month Observation Period will not have declined, as compared to the Initial Index Value, by more than 25.50%. Investors should be willing to forgo interest and dividend payments and, if the Index Closing Value has declined **on any index business day** during the Observation Period, as compared to the Initial Index Value, by more than 25.50%, be willing to lose some or all of their principal based on the decline in value of the Underlying Index over the term of the securities. If the value of the Underlying Securities has not declined on any index business day during the Observation Period, as compared to the Initial Index Value, by more than 25.50%, investors will receive the greater of (a) the Underlying Index Return and (b) the Contingent Minimum Return of 0% at maturity.

Unsecured obligations of Morgan Stanley maturing December 31, 2014. Minimum denominations of $1,000 and integral multiples thereof.

All payments are subject to the credit risk of Morgan Stanley. If Morgan Stanley defaults on its obligations, you could lose some or all of your investment. These securities are not secured obligations and you will not have any security interest in, or otherwise have any access to, any underlying reference asset or assets.

The securities are expected to price on June 28, 2013 and are expected to settle on July 3, 2013.

Fees and Commissions:
J.P. Morgan Securities LLC, acting as dealer, will receive from Morgan Stanley & Co. LLC, the agent, a fixed sales commission of 1.25% for each security it sells. In addition, JPMorgan Chase Bank, N.A. will purchase securities from Morgan Stanley & Co. LLC for sales to certain fiduciary accounts at a purchase price to such accounts of 98.75% of the stated principal amount per security and will forgo any sales commission with respect to such sales.

HYPOTHETICAL PAYMENTS AT MATURITY Assuming an Initial Index Value of 1,600

Final Index Value	Underlying Index Return	Return on Securities	
		Knock-Out Event Has Not Occurred(1)	Knock-Out Event Has Occurred(2)
2,560.00	60.00%	60.00%	60.00%
2,400.00	50.00%	50.00%	50.00%
2,240.00	40.00%	40.00%	40.00%
2,080.00	30.00%	30.00%	30.00%
1,920.00	20.00%	20.00%	20.00%
1,760.00	10.00%	10.00%	10.00%
1,680.00	5.00%	5.00%	5.00%
1,600.00	0%	0%	0%
1,520.00	-5.00%	0%	-5.00%
1,440.00	-10.00%	0%	-10.00%
1,280.00	-20.00%	0%	-20.00%
1,192.00	-25.50%	0%	-25.50%
1,184.00	-26.00%	N/A	-26.00%
1,120.00	-30.00%	N/A	-30.00%
960.00	-40.00%	N/A	-40.00%
640.00	-60.00%	N/A	-60.00%
320.00	-80.00%	N/A	-80.00%
0	-100.00%	N/A	-100.00%

(1) The Index Closing Value has not declined, as compared to the Initial Index Value, by more than 25.50% on any index business day during the Observation Period.
(2) The Index Closing Value has declined, as compared to the Initial Index Value, by more than 25.50% on any index business day during the Observation Period.

KEY RISKS / CONSIDERATIONS

- The securities do not guarantee any return of principal and do not pay any interest. You may lose some or all of your investment.
- Any payments on the securities are subject to issuer credit risk.
- The investor does not own the Underlying Index and does not receive dividends or have any other rights that holders of the securities comprising the Underlying Index would have.
- If the Underlying Index declines by more than the Knock-Out Buffer Amount on any index business day during the Observation Period, you will lose the benefit of the Contingent Minimum Return and lose 1% for every 1% decline of the Underlying Index, as of the valuation date.
- There may be no secondary market. Securities should be considered a hold until maturity product.
- Additional risk factors can be found in the accompanying preliminary terms and the following pages of this document.

Morgan Stanley

The hypothetical returns set forth above are for illustrative purposes only and may not be the actual total returns applicable to a purchaser of the securities.

You should read this document together with the accompanying preliminary terms describing the offering, including the overview of the Underlying Index and its historical performance, before you decide to invest.

1

Market Plus Notes Linked to the SandP 500([R]) Index
Principal at Risk Securities

Risk Factors

YOUR INVESTMENT IN THE SECURITIES MAY RESULT IN A LOSS -- The terms of the securities differ from those of ordinary debt securities in that we do not guarantee to pay you the principal amount of the securities at maturity and do not pay you interest on the securities. If a Knock-Out Event occurs during the approximately 18-month Observation Period, you will lose the benefit of the
Contingent Minimum Return and be fully exposed to any depreciation in the Index
Closing Value, as of the Valuation date on a 1 to 1 basis. If a Knock-Out Event has occurred and the Final Index Value is less than the Initial Index Value, the payment at maturity on each security will be less, and may be significantly less, than the stated principal amount of the securities and consequently, the entire principal amount of your investment is at risk.

THE SECURITIES DO NOT PAY INTEREST -- Unlike ordinary debt securities, the securities do not pay interest and do not guarantee any return of principal at maturity.

NO DIVIDEND PAYMENTS OR VOTING RIGHTS -- As a holder of the securities, you will not have voting rights or rights to receive cash dividends or other distributions or other rights that holders of securities composing the
Underlying Index would have.

THE SECURITIES ARE SUBJECT TO THE CREDIT RISK OF MORGAN STANLEY, AND ANY ACTUAL
OR ANTICIPATED CHANGES TO ITS CREDIT RATINGS OR CREDIT SPREADS MAY ADVERSELY
AFFECT THE MARKET VALUE OF THE SECURITIES -- You are dependent on Morgan
Stanley's ability to pay all amounts due on the securities at maturity, and therefore you are subject to the credit risk of Morgan Stanley. If Morgan
Stanley defaults on its obligations under the securities, your investment would be at risk and you could lose some or all of your investment. As a result, the market value of the securities prior to maturity will be affected by changes in the market's view of Morgan Stanley's creditworthiness. Any actual or anticipated decline in Morgan Stanley's credit ratings or increase in the credit spreads charged by the market for taking Morgan Stanley credit risk is likely to adversely affect the market value of the securities.

MANY ECONOMIC AND MARKET FACTORS WILL IMPACT THE VALUE OF THE SECURITIES -- The
value of the securities will be affected by a number of economic and market factors that may either offset or magnify each other, including:

[]   the value, especially in relation to the Knock-Out Level, and the actual or expected volatility, of the Underlying Index;

[]   the time to maturity of the securities;

[]   the dividend rates on the common stocks underlying the Underlying Index;

[]   interest and yield rates in the market generally;

[]   geopolitical conditions and a variety of economic, financial, political, regulatory or judicial events; and

[]   our creditworthiness, including actual or anticipated downgrades in our credit ratings or credit spreads.

Some or all of these factors will influence the price that you will receive if you sell your securities prior to maturity. For example, you may have to sell your securities at a substantial discount from the stated principal amount if a
Knock-Out Event has occurred or is likely to imminently occur in light of the then-current level of the Underlying Index.

You cannot predict the future performance of the Underlying Index based on its historical performances. We cannot guarantee that a Knock-Out Event will not occur or that the Underlying Index Return will be positive so that you will receive at maturity an amount in excess of the principal amount of the securities. You can review a graph setting forth the historical performance of the Underlying Index in the preliminary terms describing the terms of the securities.

THE RATE WE ARE WILLING TO PAY FOR SECURITIES OF THIS TYPE, MATURITY AND
ISSUANCE SIZE IS LIKELY TO BE LOWER THAN THE RATE IMPLIED BY OUR SECONDARY
MARKET CREDIT SPREADS AND ADVANTAGEOUS TO US. BOTH THE LOWER RATE AND THE
INCLUSION OF COSTS ASSOCIATED WITH ISSUING, SELLING, STRUCTURING AND HEDGING THE
SECURITIES IN THE ORIGINAL ISSUE PRICE REDUCE THE ECONOMIC TERMS OF THE
SECURITIES, CAUSE THE ESTIMATED VALUE OF THE SECURITIES TO BE LESS THAN THE
ORIGINAL ISSUE PRICE AND WILL ADVERSELY AFFECT SECONDARY MARKET PRICES--
Assuming no change in market conditions or any other relevant factors, the prices, if any, at which dealers, including MS and Co., may be willing to purchase the securities in secondary market transactions will likely be significantly lower than the original issue price, because secondary market prices will exclude the issuing, selling, structuring and hedging-related costs that are included in the original issue price and borne by you and because the secondary market prices will reflect our secondary market credit spreads and the bid-offer spread that any dealer would charge in a secondary market transaction of this type as well as other factors. The inclusion of the costs of issuing, selling, structuring and hedging the securities in the original issue price and the lower rate we are willing to pay as issuer make the economic terms of the securities less favorable to you than they otherwise would be. However, because the costs associated with issuing, selling, structuring and hedging the securities are not fully deducted upon issuance, for a period of up to 6 months following the issue date, to the extent that MS and Co. may buy or sell the securities in the secondary market, absent changes in market conditions, including those related to the Underlying Index, and to our secondary market credit spreads, it would do so based on values higher than the estimated value, and we expect that those higher values will also be reflected in your brokerage account statements.

THE ESTIMATED VALUE OF THE SECURITIES IS DETERMINED BY REFERENCE TO OUR PRICING
AND VALUATION MODELS, WHICH MAY DIFFER FROM THOSE OF OTHER DEALERS AND IS NOT A
MAXIMUM OR MINIMUM SECONDARY MARKET PRICE-- These pricing and valuation models are proprietary and rely in part on subjective views of certain market inputs and certain assumptions about future events, which may prove to be incorrect. As a result, because there is no market-standard way to value these types of securities, our models may yield a higher estimated value of the securities than those generated by others, including other dealers in the market, if they attempted to value the securities. In addition, the estimated value on the
Pricing Date does not represent a minimum or maximum price at which dealers, including MS and Co., would be willing to purchase your securities in the secondary market (if any exists) at any time. The value of your securities at any time after the date of this pricing supplement will vary based on many factors that cannot be predicted with accuracy, including our creditworthiness and changes in market conditions. See also "Many economic and market factors will impact the value of the securities" above.

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Market Plus Notes Linked to the SandP 500([R]) Index
Principal at Risk Securities

Risk Factors

LACK OF LIQUIDITY -- The securities will not be listed on any securities exchange. Therefore, there may be little or no secondary market for the securities. Morgan Stanley and Co. LLC ("MS and Co.") may, but is not obligated to, make a market in the securities and, if it once chooses to make a market, may cease doing so at any time. When it does make a market, it will generally do so for transactions of routine secondary market size at prices based on its estimate of the current value of the securities, taking into account its bid/offer spread, our credit spreads, market volatility, the notional size of the proposed sale, the cost of unwinding any related hedging positions, the time remaining to maturity and the likelihood that it will be able to resell the securities. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the securities easily. Since other broker-dealers may not participate significantly in the secondary market for the securities, the price at which you may be able to trade your securities is likely to depend on the price, if any, at which MS and Co. is willing to transact. If, at any time, MS and Co. were not to make a market in the securities, it is likely that there would be no secondary market for the securities. Accordingly, you should be willing to hold your securities to maturity.

POTENTIAL CONFLICTS -- We and our affiliates play a variety of roles in connection with the issuance of the securities, including acting as calculation agent and hedging our obligations under the securities. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the securities.
We will not have any obligation to consider your interests as a holder of the securities in taking any corporate action that might affect the value of the
Underlying Index and the securities. In addition, MS and Co. has determined the estimated value of the securities on the Pricing Date.

HEDGING AND TRADING ACTIVITY BY OUR SUBSIDIARIES COULD POTENTIALLY ADVERSELY
AFFECT THE VALUE OF THE SECURITIES-- One or more of our subsidiaries and/or third-party dealers expect to carry out hedging activities related to the securities (and to other instruments linked to the Underlying Index or its component stocks), including trading in the stocks that constitute the
Underlying Index as well as in other instruments related to the Underlying
Index. Some of our subsidiaries also trade the stocks that constitute the
Underlying Index and other financial instruments related to the Underlying Index on a regular basis as part of their general broker-dealer and other businesses.
Any of these hedging or trading activities on or prior to the Pricing Date could potentially increase the Initial Index Level and, therefore, could increase the value at which the Underlying Index must close on each index business day so that a Knock-Out Event does not occur which could cause investors to suffer a loss on their initial investment in the securities.

THE OFFERING OF THE SECURITIES MAY BE TERMINATED BEFORE THE PRICING DATE -- If
we determine prior to pricing that it is not reasonable to treat your purchase and ownership of the securities as an "open transaction" for U.S. federal income tax purposes, the offering of the securities will be terminated.

UNITED STATES FEDERAL TAX CONSEQUENCES -- Please read the discussion of U.S.
federal tax consequences, and any related risk factors, in the preliminary terms describing the terms of the securities.

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Market Plus Notes Linked to the SandP 500([R]) Index
Principal at Risk Securities

Important Information

The issuer has filed a registration statement (including a prospectus) with the
SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the
SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 1-800-584-6837.

License Agreement between Standard and Poor's and Morgan Stanley. "Standard and
Poor's([R])," "SandP([R])," "SandP 500([R])," "Standard and Poor's 500" and
"500" are trademarks of SandP and have been licensed for use by Morgan Stanley.
For more information, see "SandP 500([R]) Index--License Agreement between SandP and Morgan Stanley" in the accompanying index supplement.

The securities are not bank deposits and are not insured by the Federal Deposit
Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

The information provided herein was prepared by sales, trading, or other non-research personnel of one of the following: Morgan Stanley and Co. LLC,
Morgan Stanley and Co. International PLC, Morgan Stanley MUFG Securities Co.,
Ltd, Morgan Stanley Capital Group Inc. and/or Morgan Stanley Asia Limited
(together with their affiliates, hereinafter "Morgan Stanley"), but is not a product of Morgan Stanley's Equity Research or Fixed Income Research
Departments. This communication is a marketing communication and is not a research report, though it may refer to a Morgan Stanley research report or the views of a Morgan Stanley research analyst. We are not commenting on the fundamentals of any companies mentioned. Unless indicated, all views expressed herein are the views of the author's and may differ from or conflict with those of the Morgan Stanley Equity Research or Fixed Income Research Departments or
others in the Firm.

Morgan Stanley is not acting as a municipal advisor and the opinions or views contained herein are not intended to be, and do not constitute, advice, including within the meaning of Section 975 of the Dodd-Frank Wall Street Reform and Consumer Protection Act.

This material is not (and should not be construed to be) investment advice (as defined under ERISA or similar concepts under applicable law) from Morgan
Stanley with respect to an employee benefit plan or to any person acting as a
Fiduciary for an employee benefit plan, or as a primary basis for any particular plan investment decision. These materials have been based upon information generally available to the public from sources believed to be reliable. No representation is given with respect to their accuracy or completeness, and they may change without notice. Morgan Stanley on its own behalf and on behalf of its affiliates disclaims any and all liability relating to these materials, including, without limitation, any express or implied representations or warranties for statements or errors contained in, or omissions from, these materials. Morgan Stanley and others associated with it may make markets or specialize in, have or may in the future enter into principal or proprietary positions (long or short) in and effect transactions in securities of companies or trading strategies mentioned or described herein and may also perform or seek to perform investment banking, brokerage or other services for those companies and may enter into transactions with them. We may at any time modify or liquidate all or a portion of such positions and we are under no obligation to contact you to disclose any such intention to modify or liquidate or any such modification or liquidation. Morgan Stanley acts as "prime broker" and lender for a number of hedge funds. As a result, Morgan Stanley may indirectly benefit from increases in investments in hedge funds. Unless stated otherwise, the material contained herein has not been based on a consideration of any individual client circumstances and as such should not be considered to be a personal recommendation. We remind investors that these investments are subject to market risk and will fluctuate in value. The investments discussed or recommended in this communication may be unsuitable for investors depending upon their specific investment objectives and financial position. Where an investment is denominated in a currency other than the investor's currency, changes in rates of exchange may have an adverse effect on the value, price of, or income derived from the investment. The performance data quoted represents past performance. Past performance is not indicative of future returns. No representation or warranty is made that any returns indicated will be achieved.
Certain assumptions may have been made in this analysis which have resulted in any returns detailed herein. Transaction costs (such as commissions) are not included in the calculation of returns. Changes to the assumptions may have a material impact on any returns detailed. Potential investors should be aware that certain legal, accounting and tax restrictions, margin requirements, commissions and other transaction costs and changes to the assumptions set forth herein may significantly affect the economic consequences of the transactions discussed herein. The information and analyses contained herein are not intended as tax, legal or investment advice and may not be suitable for your specific circumstances. By submitting this communication to you, Morgan Stanley is not advising you to take any particular action based on the information, opinions or views contained herein, and acceptance of such document will be deemed by you acceptance of these conclusions. You should consult with your own municipal, financial, accounting and legal advisors regarding the information, opinions or views contained in this communication.

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